Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

October 1, 2020

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ms. Mindy Rotter

Re:	FundVantage Trust

1940 Act File No. 811-22027

1933 Act File No. 333-141120

Dear Ms. Rotter:

On behalf of FundVantage Trust (“Trust”), this letter is being provided to the Commission to respond to oral comments provided by the Staff of the Commission (the “Staff”) on September 1, 2020 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 in connection with the Staff’s review of the annual reports and semiannual reports to shareholders of the Arabesque Systematic USA Fund (“Arabesque Fund”), Gotham Absolute Return Fund, Gotham Enhanced Return Fund, Gotham Neutral Fund, Gotham Large Value Fund, Gotham Total Return Fund, Gotham Index Plus Fund, Gotham Index Plus All-Cap Fund, Gotham Enhanced Index Plus Fund, Gotham Enhanced 500 Plus Fund, Gotham Enhanced S&P 500 Index Fund, Gotham Master Index Plus Fund, Gotham Absolute 500 Fund, Gotham Absolute 500 Core Fund, Gotham Enhanced 500 Fund, Gotham Neutral 500 Fund, Gotham Hedged Plus Fund, Gotham Hedged Core Fund, Gotham Defensive Long Fund, Gotham Defensive Long 500 Fund, Gotham Short Strategies Fund, Gotham Master Neutral Fund, Gotham ESG Large Value Fund, TOBAM Emerging Markets Fund, Sirios Long/Short Fund and Verplanck Balanced Fund (each a “Fund” and, collectively, the “Funds”) included in the Funds’ Form N-CSR filings submitted on December 6, 2019 and June 3, 2019 (the “Reports”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s Reports in italicized text followed by the Trust’s response to each comment.

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1.	With respect to all Funds, please confirm there were no open payables to trustees or officers as of September 30, 2019. If there are open payables, these should be disclosed as a separate line item on the Statement of Assets and Liabilities in accordance with Section 6-04 of Regulation S-X.

Response: Confirmed. There were no open payables to trustees or officers as of September 30, 2019.

2.	With respect to the Gotham Total Return Fund, Gotham Index Plus Fund, Gotham Enhanced S&P 500 Index Fund, Gotham Master Index Plus Fund, Gotham Absolute 500 Fund, Gotham Enhanced 500 Fund and Gotham ESG Large Value Fund, please disclose supplementally to the Staff whether any other component of the line item “Other Expenses” in each Fund’s Statement of Operations for the fiscal year ended October 1, 2020 exceeded 5% of the Fund’s total operating expenses. In future reports, disclose any such expense as a separate line item in the Statement of Operations.

Response: The Trust confirms that for each Fund noted by the Staff, there are no other expense items which exceeded 5% of such fund’s total operating expenses.

3.	The Staff noted that certain funds have a significant percentage of its net assets invested in a particular sector at year-end. However, the most recent prospectus does not include this type of sector risk disclosure. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets invested in a single sector. If the fund consistently focuses in a particular sector (e.g. a period of 3 or more years) please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed. Please apply this comment across the fund complex.

Response: The Arabesque Fund was the only fund that had invested more than 25% of its assets in a single sector as of the fiscal year ended September 30, 2019. Please note that Arabesque Fund announced its liquidation on July 10, 2020 and was liquidated on September 18, 2020. The Fund did not have a policy to invest more than 25% of its assets in a particular sector. As required, any series of the Trust with a principal investment strategy to focus its investments in one or more sectors will disclose such strategy in its prospectus.

4.	The Sirios Long/Short Fund has been identified in the annual report as a non-diversified fund. If the fund operates as a diversified fund for more than 3 years, confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Sirios Long/Short Fund commenced operations on May 3, 2018 and, accordingly, has been in operation for less than 3 years. Therefore, the Sirios Long/Short Fund continues to operate as a non-diversified company notwithstanding that, from time to time, the Fund’s portfolio positions may be consistent with the definition of a diversified company. Nevertheless, the Trust and the Sirios Long/Short Fund’s adviser, Sirios Capital Management, L.P. will continue to monitor the Fund for compliance with respect to its designation as a non-diversified company.

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5.	Please explain the increase in the portfolio turnover rate for the following funds in comparison with the prior fiscal year: Arabesque Fund, Gotham Enhanced S&P 500 Index Fund and Gotham Defensive Long 500 Fund.

Response: As disclosed in each Fund’s Statement of Additional Information, the Arabesque Fund experienced an increased portfolio turnover rate for the fiscal year ended September 30, 2019 due to changes in the Fund’s investment universe, cash allocation and stock selection, and the increase in the portfolio turnover rates for the Gotham Enhanced S&P 500 Index Fund and Gotham Defensive Long 500 Fund for the fiscal year ended September 30, 2019 was primarily due to cash flows as a result of purchases and redemptions of Fund shares.

6.	The Staff noted that the Gotham Index Plus Fund reported a net asset value (NAV) error in the Trust’s Form N-CEN filed with the Commission on December 13, 2019. Please describe the nature of the NAV error and the dollar impact. Please also indicate what, if any, reprocessing was required, if any shareholders were made whole and whether such reprocessing was accurate. Finally, please indicate whether any procedures have been implemented to minimize the recurrence of this type of error.

Response: The Gotham Index Plus Fund’s net asset value per share ("NAV") for the Investor Class was overstated during the period from October 15, 2018 through November 9, 2018 (the “Period”) by $0.04. On October 15, 2018, BNY Mellon (“BNY”), the Gotham Index Plus Fund’s accounting agent, posted journal entries to the Gotham Index Plus Fund to account for as-of expense adjustments relating to the September 30, 2018 fiscal year end. In order for those entries to be reflected in the prior year period, the books needed to be opened up for September 30, 2018 and then re-closed. As part of that process, there was an incorrect as-of entry posted for $39,210 to the Investor Class of the Gotham Index Plus Fund.

The NAV misstatement was less than 1/2 of 1% of the Fund's NAV. Pursuant to the Trust’s NAV error correction procedures, reprocessing of shareholder activity was not required; however, Trust management, in consultation with the Fund’s investment adviser, decided to reprocess all purchase transactions and correct NAVs were sent by the Fund’s accounting agent to NASDAQ and reporting agencies. With respect to redemptions of Fund shares during the Period, there was a single redemption of 4,816.525 shares on October 29, 2018 which were redeemed based on the overstated NAV resulting in an overpayment by the Fund of $144.50. Because of the immaterial impact to the Fund, the redemption was not reprocessed. Accordingly, the total dollar impact to the Fund resulting from the error after reprocessing purchase transactions was $144.50.

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An investigation into the error indicated that the Fund’s accounting agent had appropriate controls in place to prevent this error from occurring; however, personnel at the Fund’s accounting agent did not follow the procedural controls in place in this instance. Additionally, a new control was implemented for as-of entries requiring the prior year undistributed income balance to be reviewed to validate the journal postings.

7.	The Staff noted that certain securities are identified in the portfolio of investments as collateral for multi-purposes (e.g., collateral for securities on loan and collateral for short sales). Please explain in correspondence how each of these securities cover multiple functions for all affected funds. Further, describe how the fund’s policies comply with the guidance within Release No. IC-10666 (Apr. 18, 1979).

Response: The Trust confirms that each Fund had sufficient assets to cover its obligations and did not use the same assets to cover multiple obligations. As the Staff has noted, certain security positions disclosed on the schedule of investments for each of the funds indicates that a security position or a portion thereof is being used for its coverage obligations for short sales or a swap contract. In addition, those same securities position or a portion thereof may be on loan. Each Fund has coverage obligations with respect to its short positions and swap contracts but receives collateral for loaned securities. The Fund has policies and procedures in place to ensure that the Fund’s obligations for its short sale positions, swap agreements or securities lending do not exceed the amount required to fully cover its obligations to cover its short positions or swap contracts or to cover its obligations to return collateral when loaned securities are returned. The Funds’ investment adviser monitors a Fund’s coverage requirements on a daily basis in order to ensure that necessary assets are earmarked or segregated to cover its obligations. These policies and procedures are consistent with guidance provided by the Commission and other applicable regulations. In particular the policies and procedures have been developed and implemented consistent with the Commission’s guidance in Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). These procedures require the Fund to provide collateral required by a broker-dealer and (except in the case of short sales “against the box”) to maintain additional asset coverage in the form of segregated or “earmarked” assets determined to be liquid by the Fund’s adviser in accordance with procedures established by the Trust’s Board of Trustees.

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8.	With respect to the Gotham Absolute Return Fund, the Staff noted the following: (a) in the semi-annual report for the period ended March 31, 2019 “Dividends and fees on securities sold short” is shown as a negative expense; and (b) in the annual report for the period ended September 30, 2019, there is no line item under “Expenses” for “Dividends and fees on securities sold short” but there is a line item under “Investment Income” for “Income from dividends and fees on securities sold short.” Please explain in correspondence why this was accounted for as a negative expense at 3/31/19 v. income at 9/30/19 and explain how the income is accounted for.

Response: In accordance with the terms of its prime brokerage agreement, the Fund may receive rebate income or be charged fees on securities sold short. Such rebate income or fee is calculated on a daily basis based upon the market value of securities sold short and a variable rate that is dependent upon the availability of such security. For the March 31,2019 semi-annual report to shareholders, the Fund presented a contra-expense (or negative expense) for “Dividends and fees on securities sold short” as a component of total expenses because the rebate income from short sales exceeded short sale fees for the period. For the period ended September 30, 2019, the Fund’s short sale transactions also resulted in rebate income exceeding fees incurred; however, for the audited annual report for the period ended September 30, 2019, the net result of the Fund’s rebate income and fees from short sales was presented as a component of total investment income under the line item “Income from dividends and fees on securities sold short.” For both periods, information presented in the note 1 to the financial statements sets out the makeup of the net result. The change in presentation was made in order to more appropriately and clearly present to shareholders the net impact of the Fund’s short sale transactions – investment income – rather than a negative expense. To the extent fees incurred from short sales exceed rebate income from short sales the net results would be presented as a component of expenses. For the year ended September 30, 2019, these individual amounts were as follows:

Dividends on Securities Sold Short	$6,092,058
Finance Charges	1,127,495
Rebate (Income)/Fees	(10,681,867)
Net Amount	(3,462,314)

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or, in my absence, John M. Ford of this office at 215.981.4009.

Best regards,

/s/ John P. Falco
John P. Falco
Partner

cc:	Joel L. Weiss, President of FundVantage Trust

T. Richard Keyes, Treasurer of FundVantage Trust

John M. Ford, Esq.